UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-70552

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___9/8/22___ AND ENDING ___3/31/2023___
                                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Social Invstr LLC___

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3201 Cherry Ridge Rd, Suite 213B
_____
(No. and Street)

San Antonio	TX	78230
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kerim Derahlli	(357) 452-4112	kerim.derhalli@invstr.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berry Dunn McNeil & Parker, LLC
_____
(Name – if individual, state last, first, and middle name)

51 Sawyer Road, Suite 610	Waltham	MA	02453
(Address)	(City)	(State)	(Zip Code)

10/8/2003	136
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





NOTARY PUBLIC ENGLAND & WALES CHARLES DROSTAN GUTHRIE

NOTARY PUBLIC

OATH OR AFFIRMATION

I, Kerim Derhalli, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Social Invstr LLC, as of March 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MY COMMISSION IS FOR LIFE
My Commission does not expire
Charles D. Guthrie LLB, TEP
NOTARY PUBLIC

Notary Public

Signature:

Title: CEO

Charles D. Guthrie LLB, TEP
NOTARY PUBLIC
Golden Cross House, 8 Duncannon Street,
London WC2N 4JF - info@notarypublic.london
0203 174 2458 / 07850 123 141
www.notarypublic.london

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SOCIAL INVSTR LLC

**FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

MARCH 31, 2023

SOCIAL INVSTR LLC

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Social Invstr LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Social Invstr LLC (the Company) as of March 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the period of September 8, 2022 through March 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023, and the results of its operations and its cash flows for the period of September 8, 2022 through March 31, 2023 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained within Schedules I, II, and III (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Berry Dunn McNeil & Parker, LLC

We have served as the Company's auditor since 2023.

Waltham, Massachusetts
June 20, 2023


SOCIAL INVSTR LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2023

ASSETS


ASSETS
  Cash $ 41,783
  Right-of-use asset   6,603
  Prepaid expenses and other assets   18,525

    TOTAL ASSETS $ 66,911


LIABILITIES AND MEMBER'S EQUITY


LIABILITIES
  Accounts payable and accrued expenses $ 19,547
  Lease liability   6,603

    TOTAL LIABILITIES   26,150

MEMBER'S EQUITY   40,761

    TOTAL LIABILITIES AND MEMBER'S EQUITY $ 66,911


The accompanying notes are an integral part of these financial statements.


SOCIAL INVSTR LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD OF SEPTEMBER 8, 2022 THROUGH MARCH 31, 2023

REVENUES	$ -
EXPENSES	
Compensation and benefits	495,489
Administrative service fee to related party	484,509
Professional fees	49,408
Regulatory fees	32,212
Occupancy	14,256
Other	2,578
TOTAL EXPENSES	1,078,452
NET LOSS	$ (1,078,452)

The accompanying notes are an integral part of these financial statements.

SOCIAL INVSTR LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD OF SEPTEMBER 8, 2022 THROUGH MARCH 31, 2023

MEMBER'S EQUITY, SEPTEMBER 8, 2022	$	909,589
Member contributions		209,624
Net loss		(1,078,452)
MEMBER'S EQUITY, MARCH 31, 2023	$	40,761

SOCIAL INVSTR LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF SEPTEMBER 8, 2022 THROUGH MARCH 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (1,078,452)
Adjustments to reconcile net loss to net	
cash used by operating activities:	
Changes in assets and liabilities:	
Prepaid expenses and other assets	8,318
Accounts payable and accrued expenses	19,548
Decrease in right-of-use asset	13,405
Decrease in lease liability	(13,405)
NET CASH USED BY OPERATING ACTIVITIES	(1,050,586)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member contributions	197,411
NET CASH PROVIDED BY FINANCING ACTIVITIES	197,411
NET DECREASE IN CASH	(853,175)
CASH, BEGINNING OF PERIOD	894,958
CASH, END OF PERIOD	$ 41,783

The Company received a non-cash contribution from its Member of $12,213 in 2023.

The accompanying notes are an integral part of these financial statements.

SOCIAL INVSTR LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD OF SEPTEMBER 8, 2022 THROUGH MARCH 31, 2023

Note 1 - Organization

Social Invstr LLC (the "Company") is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation (SIPC) as of September 8, 2022. The Company was founded in November 2019, under the laws of the State of Delaware.

The Company is a single member limited liability company ("LLC"), wholly-owned by Marketspringpad Holdings Ltd. (the "Member"). The Company is a broker retailing corporate equity securities over-the-counter and offering or engaging in on-line trading and electronic trading. The Company is also a non-exchange member effecting transactions in listed securities through an exchange member. The Company does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Company is located in San Antonio, Texas.

The Company has not yet commenced principal operations. Since becoming a registered broker-dealer, the Company's activities have primarily consisted of developing the infrastructure and processes to support its principal operations, including processes with its clearing broker-dealer. The Company's activities are subject to significant risks and uncertainties, including failing to establish adequate processes with its clearing broker-dealer.

The Company has an agreement with a clearing broker-dealer whereby the Company's customers' securities transactions are cleared by the clearing broker-dealer on behalf of the Company on a fully disclosed basis. The terms of this agreement require a deposit, based upon the assessment of risk, prior to the commencement of any trading activities. In addition, the Company issued a warrant to purchase common units to the clearing broker-dealer for the purchase of 50 units (an equity interest of 5%) at the price of $.01 per share, with vesting over three years. The term of this agreement is five years. If the units remain unexercised at the end of the five year term, the warrant will be automatically deemed exercised on a "cashless" basis.   No units had been exercised as of March 31, 2023.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and an agreement with an affiliated entity, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The statements of operations, cash flows and changes in member's equity are presented for the period September 8, 2022, which is the date the Company's registration was approved by FINRA to operate as a broker dealer, through March 31, 2023.

Revenue Recognition

The Company records revenue under the provisions of Accounting Standards Codification ("ASC") Topic 606. Under ASC Topic 606, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount and timing and uncertainty of revenue and cash flows arising from customer contracts.

There were no receivables related to revenues from contracts with customers at March 31, 2023 or September 8, 2022.

Income Taxes

Assets and liabilities are established for uncertain tax positions taken or positions expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold, based upon the technical merits of the position. Estimated interest and penalties, if applicable, related to uncertain tax positions are included as a component of income tax expense in its statement of operations.

As a single member LLC, the Company is treated as a "disregarded entity" for income tax purposes. Thus, for federal and state income tax purposes, the Company does not file separate tax returns. The Company's operations are reported by the Member and accordingly, no provision has been made for income taxes in the accompanying financial statements. Management has determined that the Company has not taken, nor does it expect to take any uncertain tax positions in any income tax return.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be significant. Significant estimates include allocation of certain expenses with a related party under common control.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which is insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed this limit.

Note 4 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-eighth of aggregate indebtedness, as defined. At March 31, 2023, the Company had net capital of $22,236, which exceeded its requirement of $5,000 by $17,236. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 8:1 or less. At March 31, 2023, this ratio was .88 to 1. The one-eighth and 8:1 thresholds will increase to one-fifteenth and 15:1, respectively, after the Company has been operating as a broker-dealer for greater than 12 months.

Note 5 - Related Party Transactions

The Company has an Expense Sharing Agreement ("Agreement") with its affiliate, Invstr Limited. The Agreement covers payroll, equipment, technology and administrative expenses. Direct expenses of the Company are outside the scope of the Agreement.

During the period of September 8, 2022 through March 31, 2023, expenses recorded under this Agreement totaled $484,509 and are included in "Administrative service fee to related party" in the statement of operations.

The Member agrees to financially assist the Company and is committed to provide such funds, as needed, to operate the business. During the period of September 8, 2022 through March 31, 2023, the Member made capital contributions to the Company totaling $209,624.

Note 6 - Employee Benefit Plan

The Company contributed to a qualified 401(k) plan (the "401(k) Plan") for the period of September 8, 2022 through March 31, 2023, for the benefit of eligible employees of the Company. The eligible employees may elect to defer a portion of their compensation and the Company will make matching contributions as described in the 401(k) Plan. Matching contributions charged to expense were $9,638 for the period of September 8, 2022 through March 31, 2023.

Note 7 – <u>Leases</u>

The Company has an operating lease for office facilities in San Antonio, Texas, which expires on June 30, 2023. Operating lease cost, including variable costs, related to the lease was $14,256 and cash paid for amounts included in the measurement of the operating lease liability was $14,256 for the period of September 8, 2022 through March 31, 2023.

Leases are classified as operating or finance leases at the lease commencement date. The Company does not have any finance leases. Lease expense for operating leases are recognized on a straight-line basis over the lease term. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. A lease that, at the commencement date, has a lease term of 12 months or less is considered a short-term lease. The Company has elected to not record right-of-use assets and lease liabilities for short-term leases. The Company did not have any short-term leases for the period of September 8, 2022 through March 31, 2023.

The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is based on the collateralized cost of capital, adjusted for the lease term and other factors. The discount rate on the Company's operating lease is 4%.

The weighted average remaining lease term for the operating lease was .25 years as of March 31, 2023.

Maturities of the lease liability under this non cancelable lease as of March 31, 2023 are:

2023	$7,128
Total undiscounted lease payments	7,128
Less: imputed interest	525
Total lease liability	$6,603

Note 8 - <u>Commitments and Contingent Liabilities</u>

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. As of March 31, 2023, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

Note 9 - <u>Subsequent Events</u>

The Company has evaluated all events or transactions that occurred after March 31, 2023 through the date that the financial statements were issued. During this period, there were no material subsequent events requiring recognition or disclosure.

SOCIAL INVSTR LLC
SUPPLEMENTARY SCHEDULES
MARCH 31, 2023

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE U.S. SECURITIES AND EXCHANGE COMMISSION
Schedule I

NET CAPITAL		
Total Member's equity	$	40,761
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		18,525
NET CAPITAL		22,236
Less: Minimum net capital requirements at 12.5% of		
aggregate indebtedness ($5,000 if higher)		5,000
EXCESS NET CAPITAL	$	17,236
NET CAPITAL LESS GREATER OF 10% OF AGGREGATE		
INDEBTEDNESS OR 120% OF MINIMUM DOLLAR REQUIREMENT	$	16,236
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	19,547
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.88 to 1

There were no material differences between the computation of net capital above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION
RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE
U.S. SECURITIES AND EXCHANGE COMMISSION
Schedule II and III

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) - the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. The Company has no customers, carries no accounts and does not otherwise hold funds or securities.



**REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

To the Member of
Social Invstr LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Social Invstr LLC (the Company) identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision), and (2) the Company stated that the Company met the identified exemption provision for the entire period of September 8, 2022 through March 31, 2023 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berry Dunn McNeil & Parker, LLC

Waltham, Massachusetts
June 20, 2023


Social Invstr LLC
Exemption Report
March 31, 2023


Social Invstr LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the U.S. Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under Section k(2)(ii).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) for the entire period of September 8, 2022 through March 31, 2023, without exception.

I, Kerim Derhalli, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

_____
Kerim Derhalli, CEO